Exhibit 3.1

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Mersana Therapeutics, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the registered office of the corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of the registered agent of the corporation at that address is Corporation Service Company.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV: AUTHORIZED STOCK

The total number of shares of stock which the corporation has authority to issue is One Thousand (1,000) shares, all of which shall be Common Stock, $0.0001 par value per share.

ARTICLE V: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

ARTICLE VI: VOTE BY BALLOT

Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII: DIRECTOR LIABILITY

To the fullest extent that the Delaware General Corporation Law or any other law of the State of Delaware (as they exist on the date hereof or as they may hereafter be amended) permits the limitation or elimination of the liability of directors, no director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article VII shall adversely affect any right or protection of a director of the corporation existing hereunder with respect to any state of facts existing or act or omission occurring, or any cause of action, suit or claim that, but for this Article VII, would accrue or arise, prior to such amendment, modification or repeal. If, after this Sixth Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, the Delaware General Corporation Law or such other law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law or such other law, as so amended.

ARTICLE VIII: FORUM SELECTION

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation; (b) any action asserting a breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, this Sixth Amended and Restated Certificate of Incorporation or the Bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of this Sixth Amended and Restated Certificate of Incorporation or the Bylaws; or (e) any action asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

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